THEWEBDIGEST CORP.
                              5100 West Copans Road
                                    Suite 710
                                Margate, FL 33063

                                                      August 11, 2009

                                    'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Daniel Morris
                  Attorney Advisor
                  Division of Corporate Finance
                  Securities and Exchange Commission
                  Washington DC 20549

         Re:      TheWebDigest Corp. (the "Company")
                  Registration Statement on Form S-1, as amended
                  File No. 333-151485

Ladies and Gentlemen:

         The Company hereby requests acceleration of the effective date of the above-captioned Registration Statement to Wednesday, August 12, 2009 at 5PM, Eastern time, or as soon thereafter as is practicable.

         The undersigned registrant acknowledges that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The undersigned also acknowledges to the staff the Company's awareness of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they related to the proposed public offering of the securities specified in the above-captioned Registration Statement.

                                        Very truly yours,

                                        /s/ Steven Adelstein
                                        President